PRICING SUPPLEMENT NO. 5                        FILED PURSUANT TO RULE 424(b)(3)
DATED MARCH 19, 2003 TO                              REGISTRATION NO. 333-100345
PROSPECTUS DATED OCTOBER 18, 2002
AND PROSPECTUS SUPPLEMENT DATED NOVEMBER 14, 2002

                      AMERICAN GENERAL FINANCE CORPORATION

      The floating rate notes described in this pricing supplement (the "Notes") will be issued as a series of Medium-Term Notes, Series H, Due Nine Months or More from Date of Issue of American General Finance Corporation (the "Company"). The Notes will mature on the Initial Stated Maturity Date, unless the maturity of all or any portion of the principal amount of the Notes is extended in accordance with the procedures described below. In no event will the maturity of the Notes be extended beyond the Final Stated Maturity Date.

      During the notice period relating to the Election Date (as defined below), you may elect to extend the maturity of all or any portion of the principal amount of your Notes so that the maturity of your Notes will be extended to the Final Stated Maturity Date. The Election Date will be March 24, 2004 (the "Election Date"), whether or not such day is a Business Day.

      You may elect to extend the maturity of all of your Notes or of any portion thereof having a principal amount of $1,000 or any multiple of $1,000 in excess thereof. To make your election effective on the Election Date, you must deliver a notice of election during the notice period for the Election Date. The notice period for the Election Date will begin on the sixth Business Day prior to the Election Date and end on the Business Day immediately preceding the Election Date. Your notice of election must be delivered to Citibank, N.A., the Trustee for the Notes (the "Trustee"), through the normal clearing system channels described in more detail below, no later than the close of business in New York City on the last Business Day in the notice period. Upon delivery to the Trustee of a notice of election to extend the maturity of the Notes or any portion thereof during the notice period, that election will be revocable during each day of such notice period until 12:00 noon, New York City time, on the last Business Day in the notice period, at which time such notice will become irrevocable.

      The Notes will bear interest from the Original Issue Date until the Election Date at a rate determined for each Interest Reset Period by reference to the Interest Rate Basis, based on the Index Maturity, plus the Initial Spread applicable for the relevant Interest Reset Date. If, with respect to the Election Date, you do not make an election to extend the maturity of all or any portion of the principal amount of your Notes, the principal amount of the Notes for which you have failed to make such an election will become due and payable on the Initial Stated Maturity Date. The principal amount of the Notes for which such election is not exercised will be represented by a note issued on the Election Date. The note so issued will have the same terms as the Notes, except that it will bear interest from the Election Date until the Initial Stated Maturity Date at a rate determined for each Interest Reset Period by reference to the Interest Rate Basis, based on the Index Maturity, plus the Non-Extension Spread, will not be extendible, will be assigned a new CUSIP number and its maturity date will be the Initial Stated Maturity Date. The failure to elect to extend the maturity of all or any portion of the Notes will be irrevocable and will be binding upon any subsequent holder of such Notes.

      If extended as contemplated herein, the Notes will bear interest from the Election Date until the Final Stated Maturity Date at a rate determined for each Interest Reset Period by reference to the Interest Rate Basis, based on the Index Maturity, plus the Extension Spread. We describe how floating rates are determined and calculated in the section called "Description of the Notes -- Interest -- Floating Rate Notes" in the accompanying prospectus supplement, subject to and as modified by the provisions described below.

      The Notes will be issued in registered global form and will remain on deposit with DTC, the depositary for the Notes. Therefore, you must exercise the option to extend the maturity of your Notes through the depositary. To ensure that the depositary will receive timely notice of your election to extend the maturity
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of all or a portion of your Notes, so that it can deliver notice of your election to the Trustee prior to the close of business in New York City on the last Business Day in the notice period, you must instruct the direct or indirect participant through which you hold an interest in the Notes to notify the depositary of your election to extend the maturity of your Notes in accordance with the then applicable operating procedures of the depositary.

      The depositary must receive any notice of election from its participants no later than 12:00 noon (New York City time) on the last Business Day in the notice period in order for the depositary to timely deliver notice of your election to the Trustee prior to the end of the notice period. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to the depositary.

      The Notes will initially be limited to $300,000,000 in aggregate principal amount. We may create and issue additional floating rate notes with the same terms as the Notes so that such additional floating rate notes will be combined with this initial issuance of Notes.

CAPITALIZED TERMS USED IN THIS PRICING SUPPLEMENT WHICH ARE OTHERWISE NOT DEFINED HEREIN SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT.


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Principal Amount:  U.S.$300,000,000

Agents' Discount or Commission:  U.S.$420,000

Net Proceeds to Issuer:  U.S.$299,580,000

Form:  [  x  ] Book Entry  [    ] Certificated

Specified Currency (If other than U.S. dollars):  N/A

Original Issue Date:  March 24, 2003

Initial Stated Maturity Date: March 24, 2005, or if such day is not a Business
      Day, the immediately preceding Business Day

Final Stated Maturity Date: March 24, 2006, or if such day is not a Business
      Day, the immediately preceding Business Day

CUSIP No.: 02635PSD6. New CUSIP number will be assigned to Notes maturing on the Initial Stated Maturity Date.

Authorized Denominations (If other than U.S.$1,000 dollars and integral multiples thereof): N/A

The notes are being placed through or purchased by the Agent listed below:

Banc of America Securities LLC   U.S.$300,000,000      Capacity:        [ x ] Agent       [  ] Principal

If as Agent:          The notes are being offered at a fixed initial public
                      offering price of 100% of principal amount.

If as Principal:      [ ] The notes are being offered at varying prices related
                      to prevailing market prices at the time of resale.
                      [ ] The notes are being offered at a fixed initial public offering price of ____% of principal amount.


Initial Interest Rate:             To be determined

Interest Reset Dates:              The 24th day of each March, June, September
                                   and December, commencing June 24, 2003

Interest Reset Periods:            The first interest reset period will be the
                                   period from and including June 24, 2003 to, but excluding, the immediately succeeding
                                   Interest Reset Date. Thereafter, the interest reset periods will be the periods from and including an Interest Reset Date to, but excluding, the immediately succeeding
                                   Interest Reset Date; provided that the final interest reset period for any Notes maturing on the Initial Stated Maturity Date will be the period from and including the Interest
                                   Reset Date immediately preceding the Initial
                                   Stated Maturity Date of such Notes to the Initial Stated Maturity Date.

Election Date and Notice Period:   The Election Date shall be March 24, 2004,
                                   whether or not such day is a Business Day.
                                   The notice period for the Election Date will begin on the sixth Business Day prior to but not including the Election Date and end on the Business Day immediately preceding the Election Date.

Interest Payment Period:           Quarterly. See also "Interest Payment Dates."

Interest Payment Dates:            The 24th day of each March, June, September
                                   and December, commencing June 24, 2003. The final Interest Payment Date for any Notes maturing on the Initial Stated Maturity Date will be the Initial Stated Maturity Date, and interest for the final interest payment period will accrue from and including the Interest Payment Date immediately


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                           preceding such Initial Stated Maturity Date to, but
                           excluding, the Initial Stated Maturity Date.

Regular Record Dates:      15 calendar days prior to each Interest Payment Date,
                           whether or not a business day

INTEREST RATE BASIS OR BASES:

[   ] CD Rate

[   ] CMT Rate

     [   ] CMT Moneyline Telerate Page 7051

     [   ] CMT Moneyline Telerate Page 7052

          [   ] One-Week Average Yield

          [   ] One-Month Average Yield

[   ] Commercial Paper Rate

[   ] Eleventh District Cost of Funds Rate

[   ] Federal Funds Open Rate

[   ] Federal Funds Rate

[ x ] LIBOR

     [   ] LIBOR Retuters

     [ x ] LIBOR Moneyline Telerate

[   ] Prime Rate

[   ] Treasury Rate

[   ] Other ______________

Initial Spread (For Interest Reset Dates occurring from the Original Issue Date to, but excluding, the Election Date): +11 bps

Extension Spread (For Interest Reset Dates occurring from and including the Election Date to, but excluding, the Final Stated Maturity Date): +20 bps

Non-Extension Spread (For Interest Reset Dates occurring from and including the Election Date to, but excluding, the Initial Stated Maturity Date): +5 bps

Spread Multiplier:                       N/A

Maximum Interest Rate:                   N/A

Minimum Interest Rate:                   N/A

Index Maturity:                          3-month

INTEREST CALCULATION:

[ x ] Regular Floating Rate Note:

[   ] Floating Rate/Fixed Rate Note

        Fixed Rate Commencement Date:

        Fixed Interest Rate:

[   ] Inverse Floating Rate Note

        Fixed Interest Rate

Redemption Provisions:

     [ x ] The notes cannot be redeemed prior to the relevant maturity date.

     [   ] The notes may be redeemed prior to the relevant maturity date.

           Initial Redemption Date:

           Initial Redemption Percentage: ___%

           Annual Redemption Percentage Reduction: ___%

Optional Repayment Provisions:

     [ x ] The notes cannot be repaid prior to the relevant maturity date.

     [   ] The notes can be repaid prior to the relevant maturity date at the option of the holder of the notes.

           Optional Repayment Date(s):

Other Provisions:          None.


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UNITED STATES FEDERAL TAXATION:

      The following discussion is a summary of certain of the material U.S. federal income tax considerations applicable to an investment in the Notes and is not to be construed as tax advice for investors. Prospective investors should consult their tax advisor regarding the U.S. federal income tax consequences of an investment in, and extending the maturity of, the Notes.

      Prospective investors should also consult the summary describing the principal U.S. federal income tax consequences of the ownership and disposition of the Notes contained in the section called "United States Federal Income Taxation" in the accompanying prospectus supplement.

      Although the U.S. federal income tax treatment of the Notes is not certain, the Company intends to treat the Final Stated Maturity Date as the maturity date of the notes for U.S. federal income tax purposes. If the IRS were to disagree and were to instead treat the Initial Stated Maturity Date as the maturity date of the Notes for U.S. federal income tax purposes, an election by investors to extend the maturity of the Notes to the Final Stated Maturity Date will not constitute a "significant modification" under Treasury Regulations governing modifications to the terms of debt instruments. Accordingly, under those rules, an election to extend the maturity of all or a portion of the principal amount of the Notes should not be a taxable event for U.S. federal income tax purposes.

      Prospective investors should note that no assurance can be given that the IRS will accept, or that the courts will uphold, this tax treatment of the Notes. If the IRS were successful in asserting that an election to extend the maturity of all or a portion of the principal amount of the Notes is a taxable event for U.S. federal income tax purposes, then you would be required to recognize any gain inherent in the Notes at such time upon the exercise of such election. However, because the Notes bear a variable interest rate that is reset quarterly, the Company expects that the amount of any gain recognized with respect to the Notes should not be significant (but the amount of any such gain will depend upon all of the facts and circumstances present at the time of the recognition event).

      All stated interest with respect to the Notes will be treated as qualified stated interest, and accordingly, the Notes will not be treated as having been issued with original issue discount.

                            ------------------------

      We are offering the Medium-Term Notes, Series H, due nine months or more from date of sale on a continuing basis through Banc of America Securities LLC, Banc One Capital Markets, Inc., Barclays Capital, BNP PARIBAS, Deutsche Bank Securities, Goldman, Sachs & Co., JPMorgan, Morgan Stanley, Salomon Smith Barney and Wachovia Securities, as agents, each of which has agreed to use its reasonable efforts to solicit offers to purchase notes. We may also accept offers to purchase notes through other agents. See "Plan of Distribution" in the accompanying prospectus supplement. To date, including the Notes described by this pricing supplement, we have accepted $1,700,000,000 aggregate principal amount (or its equivalent in one or more foreign currencies) of offers to purchase notes.

      On November 20, 2002, we sold $75,000,000 aggregate principal amount of debt securities described in the prospectus dated October 18, 2002 and a prospectus supplement dated November 15, 2002 which do not represent Medium-Term Notes, Series H described in the accompanying prospectus supplement. As a result of such sale, the aggregate principal amount of Medium-Term Notes, Series H described in the accompanying prospectus supplement that we may offer and sell was reduced to $5,675,000,000.


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                            ------------------------

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined if the prospectus, the prospectus supplement or this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.



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